

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

Ke Chen
Chief Financial Officer
ReneSola Ltd
3rd Floor, 850 Canal St.
Stamford, CT 06902

> **Re: ReneSola Ltd**
> **Form 20-F for the Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-33911**

Dear Mr. Chen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2021

Part I, page 2

1. At the onset of Part I, please revise to disclose prominently the following:
    - whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;
    - whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years;
    - whether you have been or expect to be identified by the Commission under the HFCAA; and
    - a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.

2.   At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries based in China. Provide a cross-reference to your detailed discussion of risks facing the company.

3.   At the onset of Part I, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

4.   At the onset of Part I, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China and the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Item 3. Key Information, page 2

5.   At the onset of Item 3, please enhance your disclosure to further disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations.

6.   Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state

affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

7.   At the onset of Item 3, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

<u>Item 3.D. Risk Factors, page 2</u>

8.   Revise your risk factors to acknowledge that if these regulations change or are interpreted differently in the future, the securities you have registered may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries.

9.   We note your disclosure about the Holding Foreign Companies Accountable Act on page 30. Please expand your risk factors to disclose whether you have been or expect to be identified by the Commission under the HFCAA and what impact this may have on your ability to continue to offer your securities.

10.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure on page 33 to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

11.   We note your risk factor disclosures on page 43 regarding the difficulty of bringing actions and enforcing judgements against your officers and directors due to the fact that some are located in China. Please also include a separate Enforceability section in your annual report that discusses the difficulty of bringing actions and enforcing judgements against your officers and directors located in China.

Item 5. Operating and Financial Review and Prospects
Non-GAAP Financial Measures, page 89

12.   In regard to your presentation of non-GAAP financial measures, please address the following:
- We note the adjustment related to allowances for credit losses. It appears to us that allowances for credit losses are normal operating expenses related to your business and should not be eliminated from a non-GAAP performance measure. Refer to Question 100.01 of the SEC's Non-GAAP Financial Measures Compliance and Disclosure Interpretations; and
- Regarding the adjustments for cancellation of project assets and loss/(gain) on OCI settlement, more fully disclose and discuss the specific nature of these costs and explain why eliminating them from non-GAAP performance measures is appropriate pursuant to Question 100.01 of the SEC's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gordon at 202-551-3866 or Kevin Stertzel at 202-551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing